SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2005

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release

December 7, 2005 at 9.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471 www.storaenso.com

Stora Enso appoints new Country Managers in Finland and Sweden

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso has appointed Kai Korhonen, head of Stora Enso Packaging Boards, as the new Country Manager Finland in addition to his current duties effective from 1 January 2006. He will succeed Pekka Laaksonen, head of Stora Enso Fine Paper, as Country Manager Finland.

Kai Korhonen is a member of Stora Enso’s Executive Management Group and has a Master’s degree in engineering from the Helsinki University of Technology. He joined the Company in 1977.

Christer Ågren, head of IT, HR and Business Excellence, has been appointed Country Manager Sweden in addition to his current duties effective from 1 April 2006. He will succeed Yngve Stade, head of Corporate Support, who retires on 31 March 2006, as Country Manager Sweden.

Christer Ågren is a member of Stora Enso’s Executive Management Group and has a degree in Business Administration from the Stockholm School of Economics. He joined the Company in 1993.

A Country Manager in Stora Enso is responsible for country-related general matters, such as industry and society relations, and internal co-ordination and co-operation in country-specific issues.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.4 billion in 2004. The Group has some 45 000 employees in more than 40 countries in five continents and an annual production capacity of 16.4 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2005	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel